Exhibit 21

Listing of Subsidiaries of Capital Corp of the West

Corporation Name	State of Organization or Incorporation	Doing Business As
County Bank	California	County Bank
Merced Area Investment and Development, Inc.	California	Merced Area Investment and Development, Inc.
County Statutory Trust I	Connecticut	County Statutory Trust I
County Statutory Trust II	Connecticut	County Statutory Trust II
County Investment Trust	Maryland	County Investment Trust
County Asset Advisors, Inc.	California	County Asset Advisors, Inc.
Capital West Group, Inc.	California	Capital West Group, Inc.